UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(27 March 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH plc Announces USD Bond Redemption

27 March 2018

CRH plc ("CRH") Announces Redemption of Bonds Issued by CRH America, Inc.

CRH today is announcing that its wholly owned subsidiary, CRH America, Inc. ("CRH America"), will exercise its option to redeem in full the entire outstanding principal amount of its 8.125% Guaranteed Notes due 2018 (CUSIP: 12626P AJ2;  ISIN: US12626PAJ21), of which $287,870,000 aggregate principal amount is outstanding (the "Notes"), on April 27, 2018 (the "Redemption Date").

The Notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the 2018 Notes to be redeemed to the Redemption Date. The Treasury Rate will be calculated on the third Business Day preceding the Redemption Date. Such redemption is pursuant to the terms of the Notes and the Indenture, dated as of March 20, 2002 (the "Indenture"), among CRH America, CRH plc, as Guarantor (the "Guarantor"), and The Bank of New York Mellon, as successor trustee to JP Morgan Chase Bank (the "Trustee"). Capitalized terms have the meanings assigned to such terms in the terms of the Notes and the Indenture.

The Notes shall become due and payable on the Redemption Date at the Redemption Price, which shall be paid together with accrued and unpaid interest, if any, to the Redemption Date, upon surrender of the redeemed 2018 Notes to the Trustee, as Paying Agent by hand or by mail as follows:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
The Bank of New York Mellon 111 Sanders Creek Parkway East Syracuse, NY 13057 USA	The Bank of New York Mellon 111 Sanders Creek Parkway East Syracuse, NY 13057 USA	The Bank of New York Mellon 111 Sanders Creek Parkway East Syracuse, NY 13057 USA

The Trustee is transmitting to registered holders of the Notes the notice of redemption containing the information required by the terms of the Notes and the Indenture.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For more information contact: CRH plc Investor Relations Frank Heisterkamp Head of Investor Relations fheisterkamp@crh.com +353 1 404 1000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 27 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary